File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 721

U.S.$100,000,000 Floating Rate Notes due August 23, 2021

Filed pursuant to Rule 3 of Regulation IA

Dated: August 20, 2019

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$100,000,000 Floating Rate Notes due August 23, 2021, Series No. 721 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated August 20, 2019 (the "Terms Agreement") and the Pricing Supplement dated August 20, 2019 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 100.00%	0.02%	99.98%
Total: U.S.$100,000,000.00	U.S.$20,000.00	U.S.$99,980,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 11, 2019
(B) Pricing Supplement
(C) Terms Agreement

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

IDB
Inter-American
Development Bank

March 11, 2019

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 721

USD100,000,000 Floating Rate Notes due August 23, 2021 (the "Notes")

Issue Price: 100.00 percent

No application has been made to list the Notes on any stock exchange.

Wells Fargo Securities, LLC

The date of this Pricing Supplement is August 20, 2019.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 721
USD100,000,000 Floating Rate Notes due August 23, 2021

DC_LAN01:378781.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	721
2.	Aggregate Principal Amount:	USD100,000,000
3.	Issue Price:	USD100,000,000 which is 100.00 percent of the Aggregate Principal Amount
4.	Issue Date:	August 23, 2019
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9 of "Other Relevant Terms" below
6.	Authorized Denomination(s) (Condition 1(b)):	USD100,000 and integral multiples of USD10,000 in excess thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (USD) being the lawful currency of the United States of America
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD

DC_LAN01:378781.2

<table>
<tr><td>10.</td><td colspan="2">Maturity Date
(Condition 6(a); Fixed Interest
Rate):</td><td>August 23, 2021</td></tr>
<tr><td>11.</td><td colspan="2">Interest Basis
(Condition 5):</td><td>Variable Interest Rate (Condition 5(II))</td></tr>
<tr><td>12.</td><td colspan="2">Interest Commencement Date
(Condition 5(III)):</td><td>Issue Date (August 23, 2019)</td></tr>
<tr><td>13.</td><td colspan="2">Variable Interest Rate (Condition 5(II)):</td><td></td></tr>
<tr><td></td><td>(a)</td><td>Calculation Amount (if different than Principal Amount of the Note):</td><td>Not Applicable</td></tr>
<tr><td></td><td>(b)</td><td>Business Day Convention:</td><td>Following Business Day Convention</td></tr>
<tr><td></td><td>(c)</td><td>Specified Interest Period:</td><td>Not Applicable</td></tr>
<tr><td></td><td>(d)</td><td>Interest Payment Date:</td><td>Monthly in arrear on the 23rd of each month, commencing on September 23, 2019, up to and including the Maturity Date.

Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention.</td></tr>
<tr><td></td><td>(e)</td><td>Reference Rate:</td><td>1-Month USD-LIBOR-BBA

"1-Month USD-LIBOR-BBA" means the rate for deposits in USD for a period of 1 month which appears on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) as of the Relevant Time on the Interest Determination Date;

"Relevant Time" means 11:00 a.m., London time;

"Interest Determination Date" means the second London Banking Day prior to the first day of the relevant Interest Period; and</td></tr>
</table>

3

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 721
USD100,000,000 Floating Rate Notes due August 23, 2021

"London Banking Day" means a day on which commercial banks are open for general business, including dealings in foreign exchange and foreign currency deposits, in London.

If such rate does not appear on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) at the Relevant Time on the Interest Determination Date, then the rate for 1-Month USD-LIBOR-BBA shall be determined on the basis of the rates at which deposits in USD are offered at the Relevant Time on the Interest Determination Date by five major banks in the London interbank market (the "Reference Banks") as selected by the Calculation Agent, to prime banks in the London interbank market for a period of 1 month commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at the Relevant Time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate.

If at least two such quotations are provided, the rate for 1-Month USD-LIBOR-BBA shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate for 1-Month USD-LIBOR-BBA shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on the first day of the relevant Interest Period for loans in USD to leading European banks for a period of 1 month commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at such time.

If no quotation is available or if the Calculation Agent determines in its sole discretion that there is no suitable bank that is prepared to provide the quotes, the Calculation Agent will determine the

4

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 721
USD100,000,000 Floating Rate Notes due August 23, 2021

DC_LAN01:378781.2

rate for 1-Month USD-LIBOR-BBA for the Interest Determination Date in question in a manner that it deems commercially reasonable by reference to such additional resources as it deems appropriate.

	(f)	Primary Source for Interest Rate Quotations for Reference Rate:	Reuters
	(g)	Calculation Agent:	See "7. Identity of Calculation Agent" under "Other Relevant Terms"
14.		Other Variable Interest Rate Terms (Conditions 5(II) and (III)):	
	(a)	Spread:	plus (+) 0.13 percent
	(b)	Variable Rate Day Count Fraction if not actual/360:	Act/360, adjusted
	(c)	Relevant Banking Center:	London and New York
15.		Relevant Financial Center:	London and New York
16.		Relevant Business Days:	London and New York
17.		Issuer's Optional Redemption (Condition 6(e)):	No
18.		Redemption at the Option of the Noteholders (Condition 6(f)):	No
19.		Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9 (Default), the Early Redemption Amount with respect to the minimum Authorized Denomination will be USD100,000 plus accrued interest, if any, as determined in accordance with "13. Variable Interest Rate (Condition 5(II)) and "14. Other Variable Interest Rate Terms (Conditions 5(II) and (III)).
20.		Governing Law:	New York

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 721
USD100,000,000 Floating Rate Notes due August 23, 2021

DC_LAN01:378781.2

21. Selling Restrictions:

    (a)   United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

    (b)   United Kingdom: The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

    (c)   General: No action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

22. Amendment to Condition 7(a)(i):   **Condition 7(a)(i)** is hereby amended by **deleting the first sentence** thereof and **replacing it** with the following: *"Payments of principal and interest in respect of Registered Notes shall be made to the person shown on the Register at the close of business on the business day before the due date for payment thereof (the "Record Date")."*

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 721
USD100,000,000 Floating Rate Notes due August 23, 2021

DC_LAN01:378781.2

23.	Amendment to Condition 7(h):	The following shall apply to Notes any payments in respect of which are payable in a Specified Currency other than United States Dollars:

Condition 7(h) is hereby amended by **deleting the words** "*the noon buying rate in U.S. dollars in the City of New York for cable transfers for such Specified Currency as published by the Federal Reserve Bank of New York on the second Business Day prior to such payment or, if such rate is not available on such second Business Day, on the basis of the rate most recently available prior to such second Business Day*" and **replacing them with the words** "*a U.S. dollar/Specified Currency exchange rate determined by the Calculation Agent as of the second Business Day prior to such payment, or, if the Calculation Agent determines that no such exchange rate is available as of such second Business Day, on the basis of the exchange rate most recently available prior to such second Business Day. In making such determinations, the Calculation Agent shall act in good faith and in a commercially reasonable manner having taken into account all available information that it shall deem relevant*".

Other Relevant Terms

1.	Listing:	None
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	The Depository Trust Company (DTC); Euroclear Bank SA/NV; Clearstream Banking, S.A.
3.	Syndicated:	No
4.	Commissions and Concessions:	0.02% of the Aggregate Principal Amount
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for certain expenses related to the issuance of the Notes.

DC_LAN01:378781.2

6. Codes:

    (a)   ISIN: US45818WCN48

    (b)   CUSIP: 45818WCN4

7. Identity of Calculation Agent: Citibank, N.A., London Branch

8. Identity of Dealer: Wells Fargo Securities, LLC

9. Provision for Registered Notes:

    (a)   Individual Definitive
            Registered Notes Available
            on Issue Date: No

    (b)   DTC Global Note(s):   Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.

    (c)   Other Registered Global Notes: No

General Information

Additional Information Regarding the Notes

1. United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

The Notes should be treated as variable rate debt instruments that are issued without original issue discount. A United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. Upon the sale or maturity of the Notes, a United States holder should generally recognize gain or loss equal to the difference between

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 721
USD100,000,000 Floating Rate Notes due August 23, 2021

DC_LAN01:378781.2

the amount realized by such holder, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and such holder's tax basis in the Notes. Such gain or loss generally should be capital gain or loss and should be treated as long-term capital gain or loss to the extent the United States holder has held the Notes for more than one year. Long-term capital gain of individual taxpayers may be eligible for reduced rates of taxation. The deductibility of capital loss is subject to significant limitations.

Due to a change in law since the date of the Prospectus, the second paragraph of "— Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will generally be "passive" income for purposes of computing the foreign tax credit."

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of USD50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between USD125,000 and USD250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK

By: _____

      Name: F. Ramon Ruiz Garcia
      Title: Division Chief, Treasury – Treasurer

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 721
USD100,000,000 Floating Rate Notes due August 23, 2021

TERMS AGREEMENT NO. 721 UNDER
THE PROGRAM

August 20, 2019

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's USD100,000,000 Floating Rate Notes due August 23, 2021 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on August 23, 2019 (the "Settlement Date"), at an aggregate purchase price of USD99,980,000 calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and

(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the issue price of 100.00 percent of the aggregate principal amount (USD100,000,000) less a combined management and underwriting commission and selling concession of 0.02 percent of the principal amount (USD20,000). For the avoidance of doubt, the Dealer's aggregate purchase price is USD99,980,000.

2. Payment for the Notes shall be made on the Settlement Date by Wells Fargo Securities, LLC to Citibank, N.A., London office, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

    • a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

    • a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

    For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

> Inter-American Development Bank
> 1300 New York Avenue, N.W.
> Washington, D.C. 20577
> Attention: Finance Department
>   Cash Management and Settlements Group
> Email: FIN_CMO@iadb.org
> Telephone: 202-623-3131

FOR THE DEALER:

> Wells Fargo Securities, LLC
> 550 South Tryon Street, 4th Floor
> MAC D1086-041
> Charlotte, NC 28202-4200
> Attention: Agency Trading Desk

6. Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank, the Bank (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Dealer is or may be a Covered Entity; and (c) acknowledges, accepts, and agrees that:

    a. in the event that the Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

    b. in the event that the Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States;

    provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and

the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

"**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"**Covered Entity**" means any of the following:

a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"**U.S. Special Resolution Regime**" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

7. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act

2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

WELLS FARGO SECURITIES, LLC

By:
    Name: M. Effron
    Title: Direch

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____
    Name: F. Ramon Ruiz Garcia
    Title: Division Chief, Treasury – Treasurer